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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

COMMISSION FILE NUMBER: 0-4408

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Resource America, Inc. Investment Savings Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Resource America, Inc.
One Crescent Drive, Suite 203
Navy Yard Corporate Center
Philadelphia, PA 19112

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RESOURCE AMERICA, INC.
INVESTMENT SAVINGS PLAN

I N D E X

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
Resource America, Inc. Investment Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Resource America, Inc. Investment Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Resource America, Inc. Investment Savings Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2014 and delinquent participant contributions for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of Resource America, Inc. Investment Savings Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania
June 29, 2015

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
ASSETS
Investments, at fair value	$24,404,110	$22,171,785
Interest bearing cash	18,137	—
Receivables:
Notes receivable from participants	280,149	362,761
Participant contributions	6,259	—
Employer contributions	4,540	2,332
Dividends and interest	567	338
Total receivables	291,515	365,431
Total assets	24,713,762	22,537,216

LIABILITIES
Accrued liabilities	(1,206)	(246)
Total liabilities	(1,206)	(246)

Net assets reflecting investments, at fair value	24,712,556	22,536,970
Adjustment from fair value to contract value for interests in a collective trust relating to a fully benefit-responsive investment contract	(2,773)	(2,951)
NET ASSETS AVAILABLE FOR BENEFITS	$24,709,783	$22,534,019

The accompanying notes are an integral part of these statements.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

Additions:
Contributions:
Participant	$1,874,969
Employer match	526,924
Rollover	46,152
Total contributions	2,448,045

Interest income on notes receivable from participants	13,264

Investment income:
Interest and dividend income	1,540,405
Net depreciation in fair value of investments	(262,390)
Net investment income	1,278,015
Total additions	3,739,324

Deductions:
Benefits paid to participants	(1,556,292)
Plan expenses	(7,268)
Total deductions	(1,563,560)

NET INCREASE	2,175,764

Net assets available for benefits:
Beginning of year	22,534,019
End of year	$24,709,783

The accompanying notes are an integral part of this statement.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 and 2013

NOTE A ‑ DESCRIPTION OF THE PLAN

The following brief description of the Resource America, Inc. Investment Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Resource America, Inc. (the “Company” or "Plan Sponsor"), covering substantially all employees of the Company and its subsidiaries. Employees become eligible to participate in the employee deferred portion of the Plan beginning on the first day of the month following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may elect to defer up to 100% of their pre-tax annual compensation, as defined in the Plan document and subject to annual limitations under the Internal Revenue Code (“IRC”). Participants may elect to have all or any portion of their salary deferral contributions treated as Roth 401(k) contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also make rollover contributions from other qualified plans.

The Plan was amended and restated on November 16, 2011 to become a Safe Harbor Plan effective as of January 1, 2012. Effective for the Plan year beginning January 1, 2012, the employer match contribution is 100% of the first 3% of eligible compensation the participant contributes to the Plan and 50% of the next 2% of eligible compensation contributed to the Plan, with a maximum employer match of 4% of eligible compensation. Participants are eligible to receive employer match contributions upon the achievement of 1,000 hours of service and twelve months of service. In addition, elective deferrals and employer match contributions made after January 1, 2012 are 100% vested. In addition to employer match contributions, the Company may make discretionary contributions as determined by the Company's board of directors. Discretionary contributions are allocated based on a participant's compensation as defined in the Plan document. Contributions are subject to certain IRC limitations. The Company's employer match contributions, prior to the application of forfeitures, totaled $794,560 for the year ended December 31, 2014. The Company did not make any discretionary contributions for the year ended December 31, 2014.

Participants may elect to change their deferral percentage on a pay period basis. Participants direct the investment of their deferral contributions and employer match contributions into various investment options offered by the Plan. At December 31, 2014 and 2013, the Plan's investment options included 15 mutual funds, one collective trust, and Resource America, Inc. (NASDAQ: REXI) common stock. The Plan also allows participants to invest in self-directed brokerage accounts, which may be invested only in securities traded on active exchanges.

Participant Accounts

Each participant's account is credited with participant's contributions, rollover contributions, employer match contributions, an allocation of the discretionary contribution (if any), actual investment earnings, plan expenses and actual investment losses. The benefit to which a participant is entitled is the vested portion of the participant's account.

Vesting

Participants are immediately vested in employee contributions, as adjusted for actual earnings or losses thereon. Vesting in the Company's safe harbor employer matching portions of their account balance earned after January 1, 2012 are immediately 100% vested. Vesting of employer discretionary contributions and employer matching portions earned prior to January 1, 2012 is based on years of continuing service; a participant vests at the rate of 20% per year such that a participant is 100% vested after five years of credited service. Employer contributions are fully vested upon death or disability of the participant.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2014 and 2013

Forfeitures

Forfeited amounts, if any, and earnings thereon, are available to reduce future employer contributions and to pay Plan expenses. As of December 31, 2014 and 2013, the Plan had accumulated forfeitures of $18,372 and $250,577, respectively. During the year ended December 31, 2014, forfeitures were used to pay $3,836 of Plan expenses and were applied to reduce $269,844 of employer contributions, respectively.

Payment of Benefits

Upon termination of service, retirement, death or disability, the vested portion of a participant's account may be distributed to the participant or beneficiary by transfer to another qualified plan or IRA account, through a lump-sum distribution or in installment payments. There are additional provisions for participants who work beyond normal retirement age or who terminate employment prior to reaching normal retirement age. If a participant's account balance is less than $5,000 but greater than $1,000 upon termination, a distribution of the participant's account may be made automatically into an IRA. If a participant's vested account balance is less than $1,000 upon termination, a distribution of the participant's account may be made automatically in a single lump-sum cash distribution.

In-service withdrawals of all or a portion of a participant's vested account balance may be made by participants who have attained the age of 59 1/2. Hardship withdrawals from a participant's deferral contribution accounts are permitted when certain criteria are met. However, subsequent to a hardship withdrawal, the participant's pre-tax and/or Roth after-tax contributions will be suspended for a period of six months. In-service withdrawals of all or a portion of a participant's rollover account balance may be withdrawn at any time.

Notes Receivable from Participants

The Plan allows participants to borrow funds from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Participants may elect a repayment term of up to 60 months, with longer terms available when the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at 4.25% which is based on the prime rate plus 1% as of the most recently completed quarter at the time the loan is made. Principal and interest are generally paid ratably through bi-weekly payroll deductions.

Plan Administration and Expenses

The Plan incurred administrative expenses of $11,580 for the year ended December 31, 2014. Fees related to the administration of notes receivables from participants and self-directed brokerage accounts are charged directly to the participants accounts and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) of fair value of investments. Certain administrative expenses were paid directly by the Company. The Company has the option, but not the obligation, to pay any of the Plan's administrative expenses. In addition, certain administrative functions are performed by officers or employees of the Company for which the officer or employee receives no compensation from the Plan nor is the Plan charged by the Company for these services.

NOTE B ‑ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Fully benefit-responsive investment contracts held by defined contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the collective trust as well as the adjustment of the collective trust from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for fully benefit-responsive investment contracts.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2014 and 2013

Investment Valuation and Income Recognition

The Plan's investments are reported at fair value on the Statements of Net Assets Available for Benefits, with an adjustment from fair value to contract value related to the Plan's interest in a collective trust which invests in a fully benefit-responsive investment contract. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for a further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. No allowance for credit losses has been recorded as of December 31, 2014 and 2013.

Recently Issued Accounting Standards

In May 2015, the Financial Accounting Standards Board ("FASB") issued guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent).  The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient.  Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.  The amendments are effective for the Plan for fiscal years beginning after December 15, 2015 and shall apply retrospectively to all periods presented. Earlier application is permitted and the Plan’s administrator is currently evaluating the impact the updated guidance will have on the Plan’s financial statement disclosures.

NOTE C - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2014 and 2013

Level 2 − Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 − Unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and that are, consequently, not based on market activity, but upon particular valuation techniques.

An asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common stock

Common stock, which is actively traded, is valued at the quoted market prices on nationally recognized securities exchanges and are classified as Level 1 investments.

Mutual funds

Mutual funds, which are actively traded, are valued at quoted market prices on nationally recognized securities exchanges and represent the NAV of shares held by the Plan at year-end, and are classified as Level 1 investments.

Collective trusts

The Plan is invested in a collective trust fund, Federated Capital Preservation Fund (the "Fund") at December 31, 2014 and 2013. The Fund is valued at the NAV of the units owned of the collective trust. The NAV is used as a practical expedient to estimate fair value. The Fund is a stable value fund, which seeks to provide investors stable principal and high current income, and invests in fully-benefit responsive investment contracts. The Fund's investments are comprised of guaranteed investment contracts (“GIC's”), separate account guaranteed investment contracts (“SGIC's”), synthetic guaranteed investment contracts (“SIC's”), money market mutual funds and other stable value products that can be carried at contract value.

The Fund provides for daily redemptions by the Plan at reported contract value per share, with no advance notification requirement for the purpose of funding a bona fide benefit payment, making a participant loan, honoring an employee-directed transfer of the employee's interest in the Plan to another investment election, or paying trust fees. Withdrawals from the Fund for any other purpose generally require 12 months advance written notice. Certain events limit the ability of the Fund to transact at contract value. These events may include, but are not limited to the following: mergers, mass layoffs, plan terminations, implementation of early retirement incentive programs or other events within the control of the Fund or the Plan Sponsor resulting in a material and adverse financial impact on the Fund's obligations under the GIC. No events have occurred that would prevent participants from transacting at contract value. There are no reserves against contract value for credit risk of the contract issuer or other-wise. The fair value of the investment in the Fund at December 31, 2014 and 2013 was $858,323 and $1,025,396, respectively.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2014 and 2013

The following table sets forth the Plan's investments by level, within the fair value hierarchy, measured on a recurring basis at fair value as of December 31, 2014 and 2013:

	Level 1	Level 2	Level 3	Total
December 31, 2014
Investments:
Common stocks:
Resource America, Inc.	$3,993,694	$—	$—	$3,993,694
Atlas Resource Partners, L.P.	10,069	—	—	10,069
Resource Capital Corp.	7,560	—	—	7,560
Basic materials	63,866	—	—	63,866
Consumer goods	143,276	—	—	143,276
Financial services	38,700	—	—	38,700
Pharmaceutical	42,149	—	—	42,149
Industrial Goods	9,470	—	—	9,470
Services	69,853	—	—	69,853
Technology	94,555	—	—	94,555
Other	38,615	—	—	38,615
	4,511,807	—	—	4,511,807
Mutual funds:
Blended funds	5,838,638	—	—	5,838,638
Fixed income funds	3,355,664	—	—	3,355,664
Growth funds	5,493,856	—	—	5,493,856
Money market funds	146,711	—	—	146,711
Value funds	4,199,111	—	—	4,199,111
Total mutual funds	19,033,980	—	—	19,033,980
Collective trust (1)	—	858,323	—	858,323
Total investments, at fair value	$23,545,787	$858,323	$—	$24,404,110

December 31, 2013
Investments:
Common stocks:
Resource America, Inc.	$3,863,168	$—	$—	$3,863,168
Atlas Resource Partners, L.P.	11,080	—	—	11,080
Consumer goods	92,007	—	—	92,007
Basic materials	71,209	—	—	71,209
Financial services	6,346	—	—	6,346
Pharmaceutical	32,730	—	—	32,730
Technology	56,838	—	—	56,838
Services	36,130	—	—	36,130
	4,169,508	—	—	4,169,508
Mutual funds:
Value funds	3,818,479	—	—	3,818,479
Growth funds	4,663,337	—	—	4,663,337
Blended funds	4,827,570	—	—	4,827,570
Fixed income funds	2,996,998	—	—	2,996,998
Bank loan fund	102,361	—	—	102,361
Money market funds	568,136	—	—	568,136
Total mutual funds	16,976,881	—	—	16,976,881
Collective trust (1)	—	1,025,396	—	1,025,396
Total investments, at fair value	$21,146,389	$1,025,396	$—	$22,171,785

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2014 and 2013

(1)	Collective trust include investments in a fund that offers investors stable principal and high current income at December 31, 2014 and 2013.

There were no transfers between fair value levels during the year ended December 31, 2014.

NOTE D ‑ INVESTMENTS

The following table identifies the fair value of the Plan's investments that represent 5% or more of the Plan's net assets at December 31, 2014 and 2013:

	December 31,
	2014	2013
Resource America, Inc. (Nasdaq: REXI)	$3,993,694	$3,863,168
Mainstay Large Capital Growth Fund, Class A	2,173,847	1,973,154
PIMCO Total Return Fund, Class A	1,976,123	1,887,863
Blackrock S&P 500 Index Fund, Class I	1,881,529	1,546,146
Hartford Dividend & Growth Fund, Class I	1,871,677	1,671,855
American Century Heritage Fund, Advisor Class	1,607,998	1,398,987
JP Morgan US Equity Fund, Class A	1,546,078	1,320,863
Allianz NFJ Small Capital Value Fund, Class A	1,483,146	1,392,706

During the year ended December 31, 2014, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, depreciated in value as follows:

Mutual Funds	$(186,980)
Common Stocks	(75,410)
Net depreciation	$(262,390)

NOTE E - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets are invested in shares of common stock of Resource America, the Plan Sponsor. The Plan held 441,780 and 412,732 shares of the Company's common stock at December 31, 2014 and 2013, respectively. Certain Plan assets were invested in shares of common stock of Resource Capital Corp. ("RSO") and Atlas Resource Partners ("ARP"), affiliates of the Company, selected through the self-directed brokerage accounts. The Plan held 1,500 and 0 shares of RSO common stock at December 31, 2014 and 2013, respectively. The Plan held 941 and 541 shares of ARP common stock at December 31, 2014 and 2013, respectively.

The Plan invested in a collective trust fund which was managed by an affiliate of the Plan's trustee. The Plan also permits loans to participants.

Certain administrative functions are performed by officers or employees of the Company for which the officers or employees receive no compensation from the Plan nor is the Plan charged by the Company for these services as discussed in Note A.

These transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2014 and 2013

NOTE F - TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service ("IRS")dated March 31, 2008 stating that the form of the Plan is qualified under Section 401 of the IRC, and therefore, the related trust is tax exempt.  The Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan Sponsor will take any action necessary to maintain the Plan's tax-qualified status.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to federal income tax examinations for years prior to 2011.

NOTE G ‑ PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants would become 100% vested in Company contributions.

NOTE H - RISKS AND UNCERTAINTIES

The Plan provides for participants to invest in various investment securities which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to the applicable Form 5500 filings:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$24,709,783	$22,534,019
Amounts allocated to withdrawing participants	—	(5,948)
Adjustment from contract value to fair value for interests in collective trusts relating to fully benefit-responsive investment contracts	2,773	2,951
Net assets available for benefits per the Form 5500	$24,712,556	$22,531,022

The following is a reconciliation of the Plan's net increase in net assets available for benefits per the financial statements for the year ended December 31, 2014 to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$2,175,764
Plus: Amounts allocated to withdrawing participants in prior year	5,948
Change in adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts from December 31, 2013 to December 31, 2014	(178)
Net increase in net assets available for benefits per the Form 5500	$2,181,534

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)
DECEMBER 31, 2014 and 2013

NOTE J - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events occurring through the date that these financial statements were issued and determined that no subsequent events have occurred which would require an adjustment or additional disclosure to the financial statements.

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SUPPLEMENTAL INFORMATION

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4i −
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Employer Identification Number: 72-0654145
Plan Number: 001

		(c)
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	(e) Current Value
*	Resource America, Inc. (Nasdaq: REXI)	Common Stock	x	$3,993,694
* #	Atlas Resource Partners, L.P. (NYSE: ARP)	Common Stock	x	10,069
* #	Resource Capital Corp. (NYSE: RSO)	Common Stock	x	7,560
	Allianz NFJ Small Capital Value Fund, Class A	Mutual Fund	x	1,483,146
	American Capital World Growth and Income Fund, Class A	Mutual Fund	x	1,137,211
	American Century Government Bond Fund, Class A	Mutual Fund	x	997,330
	American Century Heritage Fund, Advisor Class	Mutual Fund	x	1,607,998
	Blackrock Inflation Protection, Class A	Mutual Fund	x	26,589
	Blackrock S&P 500 Index Fund, Class I	Mutual Fund	x	1,881,529
	Hartford Dividend & Growth Fund, Class I	Mutual Fund	x	1,871,677
	Janus Triton Fund, Class A	Mutual Fund	x	531,858
	John Hancock Disciplined Value Mid Cap Fund, Class A	Mutual Fund	x	826,591
	JP Morgan US Equity Fund, Class A	Mutual Fund	x	1,546,078
	Mainstay Large Capital Growth Fund, Class A	Mutual Fund	x	2,173,847
	MFS International Value Fund, Class A	Mutual Fund	x	620,183
	Oppenheimer International Growth Fund, Class A	Mutual Fund	x	800,895
	PIMCO Total Return Fund, Class A	Mutual Fund	x	1,976,123
	PIMCO Foreign Bond Fund, Class A USD Hedge	Mutual Fund	x	66,933
	Self-directed brokerage accounts	Mutual Fund/Common Stock	x	1,986,476
	Federated Capital Preservation Fund	Collective Trust	x	858,323
	Total investments			$24,404,110

*	Notes receivable from participants	4.25%	x	$280,149

*    Represents a party-in-interest
x    Cost is not required for participant-directed investments
#    Represents an investment included in the self-directed brokerage accounts

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4a −
SCHEDULE OF DELIQUENT PARTICIPANTS CONTRIBUTIONS
DECEMBER 31, 2014

Employer Identification Number: 72-0654145
Plan Number: 001

Year	Participant contributions and loan repayments transferred late to Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction VCFP	Total fully corrected under VFCP and PTE 2002-51
2014	Employee contributions and loan payments	$6,259	$—	$—	$—

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The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
June 29, 2015	By: /s/ Dean R. McQuirns
Dean R. McQuirns
Plan Administrator

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